UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MEDPRO SAFETY PRODUCTS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

CUSIP Number: 58504M 10 0

William R. Alessi, Jr.

20311 Chartwell Center Drive, Suite 1469

Cornelius, NC 28031

(704) 790-9799

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 58504M 10 0

1.	Names of Reporting Persons William R. Alessi, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,000,000 Common
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 9,000,000 Common
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000 Common
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% of Common
14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Medpro Safety Products, Inc., a Nevada corporation (the “Corporation”), which has its principal office at 20311 Chartwell Center Drive, Suite 1469, Cornelius, NC 28031.

Item 2.	Identity and Background

(a) Name: This statement is being filed by William R. Alessi, Jr. (the “Reporting Person”).

(b) Residence or Business Address: 20311 Chartwell Center Drive, Suite 1469, Cornelius, NC 28031.

(c) Present Principal Occupation and Address: President

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 9,000,000 common shares of the Corporation in exchange for settlement of a lawsuit ($45,000.00 claim) brought against the Corporation.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares as the settlement of his claim. A copy of the judgment dated February 13, 2018 approving the Reporting Person’s share issuance is attached hereto.

The first course of action taken by the Reporting Person for change of control purposes subsequent to receiving court authority to receive a definitive quantity of common stock of the Corporation was to agree with the co-plaintiff to appoint the Reporting Person to be a member of the board of directors of the Corporation and as the sole officer. A written shareholder’s consent to action memorializes this action.

Item 5.	Interest in Securities of the Issuer

Mr. Alessi beneficially owns 9,000,000 shares of Common Stock as of the date of this report which represents 9.2% of the outstanding Common Stock of the Corporation based on 34,540,878 shares of outstanding common stock as reported in the last available filing with the Securities and Exchange Commission made by prior management in addition to 54,000,000 shares approved for issuance to the co-plaintiffs pursuant to the February 13, 2018 judgment referenced in Item 4 above (which amount includes Mr. Alessi’s 9,000,000 shares). The shares beneficially owned by Mr. Alessi (the 9,000,000 shares of common stock of the Corporation) represent all voting shares held by Mr. Alessi. Mr. Alessi’s claim was exchanged for 9,000,000 shares of common stock or approximately at a price of $0.005 per share.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pure Energy 714, LLC, a control person holding 45,000,000 shares of the Corporation, and the Reporting Person presently have agreed to appoint the Reporting Person to the Corporation’s board of directors and as the sole officer of the Corporation and to cooperate in a joint goal of reorganizing, restructuring, or turning around the Corporation and bringing current its delinquent reports required to be filed with the SEC. The appointment of the Reporting Person to the Corporation’s board of directors and as the sole officer of the Corporation occurred on February 27, 2018 pursuant to a written shareholders’ consent to action. The joint goal with Pure Energy 714, LLC of reorganizing, restructuring, or turning around the Corporation is an oral agreement for which Pure Energy 714, LLC and the Reporting Person expect to mutually vote their respective shares for any matters consistent therewith.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Judgment

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2018	/s/ William R. Alessi, Jr.
William R. Alessi, Jr.
President of Medpro Safety Products, Inc.

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